FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__1__

            Website: www.tevapharm.com

February 10, 2011

Notice

Please be advised that, effective February 6, 2011, Mr. Dan Propper, who has been a member of Teva's board of directors since 2007, tendered his resignation from the board. In his letter of resignation, Mr. Propper asked to be relieved of his service to Teva's board explaining that in his view, Teva's planned entrance into the baby formula market in Israel creates a conflict of interest for Mr. Propper, who serves as Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer and supplier of food products (including baby food products).

Dr. Phillip Frost, Teva's Chairman of the Board, has regretfully accepted Mr. Propper's resignation, thanked Mr. Propper for his contribution to the company during his service and wished him much success in his future endeavors.

Teva Pharmaceutical Industries Ltd.

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date February 10, 2011

__2__